Filed Pursuant to Rule 433
Dated March 12, 2007
Registration Statement No. 333-140840
Supplementing Preliminary Prospectus Supplement Dated March 7, 2007 and
Prospectus dated February 22, 2007

2,000,000 Shares

Newcastle Investment Corp.

8.375% Series D Cumulative Redeemable Preferred Stock

Issuer: Newcastle Investment Corp.

Security: 8.375% Series D Cumulative Redeemable Preferred Stock, $.01 par value per share (“Series D Preferred Stock”)

Liquidation preference: $25.00 per share

Size: 2,000,000 shares of Series D Preferred Stock (aggregate liquidation amount $50,000,000)

Over-allotment option: The underwriters have an option to purchase up to 300,000 additional shares of Series D Preferred Stock within 30 days from March 12, 2007 to cover over-allotments, if any

No maturity: No stated maturity; not redeemable until on or after March 15, 2012 (subject to limited exceptions described in the preliminary prospectus supplement dated March 7, 2007)

Payment dates: January 31, April 30, July 31, October 31, commencing on July 31, 2007

Type of offering: SEC registered

Public offering price: $25.00 per share of Series D Preferred Stock, plus accrued distributions, if any, from the date of original issue

Expected net proceeds (excluding expenses): Approximately $48,425,000 after deducting the underwriting discount (and assuming no exercise by the underwriters of their over-allotment option)

Distribution rate: 8.375% per year of the liquidation preference, or $2.09375 per year per share of Series D Preferred Stock, cumulative from date of original issuance

Special distribution rate: During any period of time that both (i) the Series D Preferred Stock is not listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market, and (ii) Newcastle Investment Corp. is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, but shares of Series D Preferred Stock are outstanding, the distribution rate will be increased to 9.375% per year of the liquidation preference, or $2.34375 per year per share of Series D Preferred Stock

Settlement date: March 15, 2007

Underwriters:	Bear, Stearns & Co. Inc.
Stifel, Nicolaus & Company, Incorporated

CUSIP number: 65105M 405

ISIN number: US65105M4050

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Bear, Stearns & Co. Inc. toll-free at 800-999-2000.